EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)

	For the Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income before income taxes	$1,549.0	$1,350.4	$1,274.2	$1,615.1	$1,585.1
Add: Dividends from affiliates	19.4	26.3	21.6	27.3	28.4
Fixed charges	294.9	269.0	269.7	288.2	271.9

Total earnings	$1,863.3	$1,645.7	$1,565.5	$1,930.6	$1,885.4

Fixed charges:
Interest expense (a)	$158.1	$134.7	$122.2	$124.6	$106.9
Rent expense interest factor (b)	136.8	134.3	147.5	163.6	165.0

Total fixed charges	$294.9	$269.0	$269.7	$288.2	$271.9

Ratio of earnings to fixed charges	6.32x	6.12x	5.80x	6.70x	6.93x

___________________

(a)	Interest expense includes interest on third-party indebtedness.

(b)	The rent expense interest factor reflects an appropriate portion (one-third) of rent expense representative of interest.